**ORIGINAL**




**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



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# FORM 11-K

**ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

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(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ______________

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

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# Financial Statements and Supplemental Schedule

TI Contribution and 401(k) Savings Plan
As of December 31, 2012 and 2011, and for the
Year Ended December 31, 2012
With Report of Independent Registered Public
Accounting Firm

# TI Contribution and 401(k) Savings Plan

## Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011,
and for the Year Ended December 31, 2012

## Contents

Ernst & Young

**Ernst & Young LLP**
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Administration Committee
TI Contribution and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI Contribution and 401(k) Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TI Contribution and 401(k) Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 21, 2013

# TI Contribution and 401(k) Savings Plan

## Statements of Net Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | **2012** | **2011** |
| | *(In Thousands)* | |
| **Assets** | | |
| Plan interest in the Master Trust | **$2,938,695** | $2,691,427 |
| Notes receivable from participants | **44,429** | 42,667 |
| Contributions receivable from sponsor | **2,223** | 1,344 |
| Contributions receivable from participants | **2,324** | – |
| Total assets | **2,987,671** | 2,735,438 |
| | | |
| **Liabilities** | | |
| Accrued expenses | **1,349** | 905 |
| Net assets available for benefits | **$2,986,322** | $2,734,533 |

*See accompanying notes.*

# TI Contribution and 401(k) Savings Plan

## Statement of Changes in Net Assets Available for Benefits

*(In Thousands)*

Year Ended December 31, 2012

| | |
|---|---|
| Plan interest in net investment gain from Master Trust | $291,626 |
| Interest income on notes receivable from participants | 1,792 |
| | |
| Contributions: | |
| Participant | 110,877 |
| Employer | 65,498 |
| Rollover | 5,639 |
| | 182,014 |
| | |
| Benefits paid to participants | (219,126) |
| Administrative expenses | (4,517) |
| | (223,643) |
| | |
| Net increase | 251,789 |
| | |
| Net assets available for benefits: | |
| Beginning of year | 2,734,533 |
| End of year | $2,986,322 |

*See accompanying notes.*

# TI Contribution and 401(k) Savings Plan

## Notes to Financial Statements

December 31, 2012

**1. Description of the Plan**

Texas Instruments Incorporated (TI or the Company) has two defined contribution plans for U.S. participants. One of the plans, the TI 401(k) Savings Plan (the Savings Plan), is closed to new participants. The other plan, the TI Contribution and 401(k) Savings Plan (the C&S Plan), is open to new participants. This report concerns the open plan.

The following description of the C&S Plan provides only general information. Participants should refer to the C&S Plan document for a more complete description of the C&S Plan's provisions.

**General**

The C&S Plan was adopted effective January 1, 1998. The C&S Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The C&S Plan is administered by the Administration Committee of the Company. The Retirement Investment Committee of the Company is responsible for the C&S Plan's investment options.

**Eligibility/Participation**

Any employee of TI and participating subsidiaries who was a participant in the Savings Plan and who elected to discontinue participation in the Savings Plan after December 31, 1997, and transfer his or her accounts to the C&S Plan became a participant in the C&S Plan as of January 1, 1998. Employees who elected to continue to participate in the Savings Plan are not eligible to participate in the C&S Plan. Any former employee whose accounts were transferred to the C&S Plan as a result of a break in credited service, as defined, shall become a participant as of the date such accounts are transferred.

Individuals who became employees after November 30, 1997, and employees of any U.S. subsidiary that has elected to participate in the C&S Plan are eligible to participate in the C&S Plan. Additionally, C&S Plan participants include former employees of National Semiconductor Corporation (NSC) for whom account balances in the NSC Retirement and Savings Program were transferred to and merged with the C&S Plan as of December 31, 2011, and employees of NSC who were eligible to participate in the NSC Retirement and Savings Program as of December 31, 2011. An employee who is a U.S. citizen employed by a foreign subsidiary and

**1. Description of the Plan (continued)**

who is not on the TI expatriate program shall not be eligible to participate in the C&S Plan. Eligibility to contribute to the C&S Plan through salary deferrals or to have TI contributions made on an employee's behalf begins on an employee's employment date.

**Participants' Accounts**

Participants may have one or more of the following accounts within the C&S Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account; a Profit Sharing Account; and a Voluntary Employee Contribution Account (VEC Account).

A participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. Employer fixed savings contributions (as defined by the C&S Plan) made by the Company and earnings and losses thereon are contributed to eligible participants' Contribution Accounts. Any forfeitures of the non-vested portion of terminated participants' accounts occurring during a C&S Plan year may be applied to reduce future employer fixed savings contributions. The Profit Sharing Account and VEC Account, as applicable, are credited with earnings and losses. Allocations of C&S Plan earnings and losses are based on account balances. Expenses of administering the C&S Plan and its related trust are deducted from participants' accounts to the extent not paid by the Company.

**Contributions**

The C&S Plan receives contributions from TI and from participants. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by C&S Plan provisions or the Internal Revenue Code (the Code) ($17,000 for 2012). Such contributions are credited to the participant's 401(k) Account. The maximum contribution rate for participants is 50% of the participant's eligible compensation, as defined by the C&S Plan.

The C&S Plan allows catch-up contributions (contributions described in the Economic Growth and Tax Relief Reconciliation Act of 2001 that are in excess of the limits discussed in the preceding paragraph) to participants who attained age 50 or older before the close of the C&S Plan year.

Effective July 1, 2010, a Roth post-tax TI 401(k) contribution option was made available in addition to the traditional pre-tax option.

**1. Description of the Plan (continued)**

All participants who entered into the C&S Plan after January 1, 2004, and prior to January 5, 2009, automatically had 2% of their eligible compensation withheld as a 401(k) contribution to the 401(k) Account unless the participant elected a different deferral percentage.

Beginning on January 5, 2009, all new hires have a 30-day enrollment period after which, if the employee has taken no action, he or she will be automatically enrolled in the C&S Plan at a contribution rate of 4%. Financial Engines, an independent investment advisor, will manage the participants' investments through the Personal Asset Manager Program. Employees who have been automatically enrolled may at any time opt out of participating in the C&S Plan, change their contribution rate and opt out of the Financial Engines' Personal Asset Manager Program. TI matches a participant's salary deferrals in an amount equal to 100% of the participant's salary deferrals provided that the aggregate match not exceed 4% of the participant's eligible compensation, as defined by the C&S Plan, for the C&S Plan year. Such contributions are credited to the participant's 401(k) Account.

Certain eligible participants receive an employer fixed savings contribution in an amount equal to 2% of such participant's eligible compensation for the C&S Plan year. Employer fixed savings contributions are credited to the eligible participant's Contribution Account. Effective January 1, 2004, the C&S Plan was amended to discontinue the 2% employer fixed savings contribution for all participants entering the C&S Plan on or after January 1, 2004. However, employees who, as of December 31, 2011, were eligible to participate in the NSC Retirement and Savings Program received the 2% employer fixed savings contribution for Plan year 2012 only.

**Investments**

All investment assets of the C&S Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the Savings Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2012 and 2011, are presented in Note 3. The C&S Plan's ownership in the Master Trust is denominated in units. Units represent the value of the participants' accounts in the C&S Plan.

Interest and dividends and net appreciation (depreciation) in the fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are primarily allocated on a per participant basis. Contributions received, benefits paid, and direct expenses of the participating plans effectively increase or decrease the number of units held by each plan.

**1. Description of the Plan (continued)**

Participants in their sole discretion may direct contributions and salary deferrals to be invested in and transferred among various investment funds.

**Notes Receivable from Participants**

Notes receivable from participants represent participant loans. Each loan a participant takes shall be deducted from his or her account, as described in the loan policy adopted under the C&S Plan, shall be secured by that portion of the participant's vested account balance deducted for the loan and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited as described in the loan policy under the C&S Plan.

**Distributions and Vesting**

Participants are 100% vested in their Profit Sharing Account, 401(k) Account, VEC Account, and other accounts transferred from the Savings Plan, as described in the C&S Plan document. Upon a participant's termination of employment, such participant shall be entitled to receive all or part of these accounts, subject to repayment of outstanding loans.

A participant who has not completed five years of credited service, and whose employment terminates other than by reason of retirement, death, or permanent disability, shall be entitled to receive a portion of his or her Contribution Account based on the years of credited service for vesting, as described in the C&S Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

A participant who terminates employment for any reason after at least five years of credited service, and any participant whose employment terminates because of retirement, permanent disability, or death, shall be entitled to receive (or, in the case of death, the participant's beneficiary shall be entitled to receive) the full amount of the participant's C&S Plan accounts, subject to applicable laws and the repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

**1. Description of the Plan (continued)**

**Withdrawals**

A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years, or (ii) being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time, provided that the amount withdrawn is at least $500 or 100% of the account balance, whichever is smaller.

A participant has the right to make a withdrawal from his or her VEC Account at any time, provided that the amount withdrawn is at least $500 or 100% of the account balance, whichever is smaller.

Certain further limitations on withdrawals are described in the C&S Plan document.

**Termination of the Plan**

Although there is no current intention to do so, TI may discontinue the C&S Plan by giving written notice to the Administration Committee and the C&S Plan trustee, subject to the provisions of ERISA. In the event of C&S Plan termination, all participants are 100% vested in their account balances.

## 2. Summary of Significant Accounting Policies

### Investment Valuation and Income Recognition

The C&S Plan measures and reports financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The three-level hierarchy below indicates the extent and level of judgment used to estimate fair value measurements.

Level 1 Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment because the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.

Level 3 Uses inputs that are unobservable or supported by little or no market activity and reflect significant management judgment. These values are generally determined using pricing models that utilize management's estimates of market participant assumptions.

Following is a description of the valuation methodologies used for the Master Trust assets measured at fair value.

*Common stocks*: Valued at the closing price reported on the active market on which the individual securities are traded.

*Registered investment companies*: Valued at fair value using published market prices, which represent the net asset value of shares held by the C&S Plan at year-end.

**2. Summary of Significant Accounting Policies (continued)**

*Common/collective trusts*: Valued at net asset value based on the fair value of the underlying investments of the trust as determined by the sponsor of the trust.

*Cash equivalents*: Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administration Committee believes that its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## 2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2012 (dollars in thousands).

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common/Collective Trusts: | | | | |
| Northern Trust Short Term Investment Fund (a) | $ – | $ 494,707 | $ – | $ 494,707 |
| Northern Trust Daily Aggregate Bond Index Fund (a) | – | 461,573 | – | 461,573 |
| BlackRock Equity Index Fund (b) | – | 607,464 | – | 607,464 |
| Northern Trust Russell 1000 Value Equity Index Fund (a) | – | 107,909 | – | 107,909 |
| Northern Trust Russell 1000 Growth Equity Index Fund (a) | – | 296,661 | – | 296,661 |
| Northern Trust Russell 2000 Equity Index Fund (a) | – | 206,793 | – | 206,793 |
| BlackRock EAFE (International) Equity Index Fund (b) | – | 344,370 | – | 344,370 |
| Northern Trust S&P 400 MidCap Index Fund (a) | – | 97,107 | – | 97,107 |
| BlackRock LifePath Index Retirement Fund (b)* | – | 116,175 | – | 116,175 |
| BlackRock LifePath Index 2020 Fund (b)* | – | 97,104 | – | 97,104 |
| BlackRock LifePath Index 2030 Fund (b)* | – | 93,751 | – | 93,751 |
| BlackRock LifePath Index 2040 Fund (b)* | – | 58,406 | – | 58,406 |
| BlackRock LifePath Index 2050 Fund (b)* | – | 8,248 | – | 8,248 |
| Subtotal | – | 2,990,268 | – | 2,990,268 |
| TI Common Stock** (a) | 610,966 | – | – | 610,966 |
| Registered Investment Company: | | | | |
| Fidelity Puritan Fund-Class K (a) | 90,963 | – | – | 90,963 |
| Brokerage Window***: | | | | |
| Cash and cash equivalents (a) | 71,232 | – | – | 71,232 |
| Registered investment companies (a) | 52,409 | – | – | 52,409 |
| Other common stocks (a) | 118,284 | – | – | 118,284 |
| Other investments (a) | – | 15,380 | – | 15,380 |
| Subtotal | 241,925 | 15,380 | – | 257,305 |
| Total Master Trust assets at fair value | $943,854 | $3,005,648 | $ – | $ 3,949,502 |

## 2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2011 (dollars in thousands).

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common/Collective Trusts: | | | | |
| Northern Trust Short Term Investment Fund (a) | $ – | $ 536,538 | $ – | $ 536,538 |
| Northern Trust Daily Aggregate Bond Index Fund (a) | – | 415,797 | – | 415,797 |
| BlackRock Equity Index Fund (b) | – | 550,256 | – | 550,256 |
| Northern Trust Russell 1000 Value Equity Index Fund (a) | – | 90,950 | – | 90,950 |
| Northern Trust Russell 1000 Growth Equity Index Fund (a) | – | 248,389 | – | 248,389 |
| Northern Trust Russell 2000 Equity Index Fund (a) | – | 186,122 | – | 186,122 |
| BlackRock EAFE (International) Equity Index Fund (b) | – | 292,969 | – | 292,969 |
| Northern Trust S&P 400 MidCap Index Fund (a) | – | 78,070 | – | 78,070 |
| BlackRock LifePath Index Retirement Fund (b)* | – | 107,994 | – | 107,994 |
| BlackRock LifePath Index 2020 Fund (b)* | – | 84,420 | – | 84,420 |
| BlackRock LifePath Index 2030 Fund (b)* | – | 77,104 | – | 77,104 |
| BlackRock LifePath Index 2040 Fund (b)* | – | 47,919 | – | 47,919 |
| BlackRock LifePath Index 2050 Fund (b)* | – | 4,210 | – | 4,210 |
| Subtotal | – | 2,720,738 | – | 2,720,738 |
| TI Common Stock** (a) | 639,007 | – | – | 639,007 |
| Registered Investment Company: | | | | |
| Fidelity Puritan Fund-Class K (a) | 81,615 | – | – | 81,615 |
| Brokerage Window***: | | | | |
| Cash and cash equivalents (a) | 62,806 | – | – | 62,806 |
| Registered investment companies (a) | 42,266 | – | – | 42,266 |
| Other common stocks (a) | 92,018 | – | – | 92,018 |
| Other investments (a) | – | 10,706 | – | 10,706 |
| Subtotal | 197,090 | 10,706 | – | 207,796 |
| Total Master Trust assets at fair value | $917,712 | $2,731,444 | $ – | $3,649,156 |

## 2. Summary of Significant Accounting Policies (continued)

* The BlackRock LifePath Index funds are target date allocation funds. These funds hold a mix of broad-market stock, bond, and real estate index funds designed for participants who expect to retire in or close to the target year stated in the fund's name. With the exception of the BlackRock LifePath Index Retirement Fund (LifePath Retirement Fund), over time, the mix of the funds will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the LifePath Retirement Fund, which is designed to provide those participants who are withdrawing money from the C&S Plan with an appropriate blend of growth, income, and inflation protection.

** The TI common stock held by the C&S Plan is the principal component of the TI Stock Fund. The TI Stock Fund also includes an investment in the Northern Trust Short Term Investment Fund to provide liquidity, which allows participants to buy and sell the TI Stock Fund on a daily basis without the usual three-day trade settlement period for individual stock transactions. Participant ownership in the TI Stock Fund is measured in units of the fund instead of in shares of TI common stock.

*** The Brokerage Window is provided for participants who want more investment choices than the core options offered by the C&S Plan. Through the window, participants have access to the wide range of funds and securities available from Fidelity Investments. As of December 31, 2012 and 2011, the investment holdings of the participants via the window included a large variety of mutual funds, exchange-traded funds and individual securities, with no material concentration in any one investment or industry.

<u>Ability to Redeem the Funds at the Plan Level</u>

(a) Redemptions allowed with one-day's notice of any amounts.

(b) Redemptions allowed with 30-days' notice of any amounts.

## 2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The investment funds offered to participants in the C&S Plan largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. Other than the TI Stock Fund, each of the funds is diversified across a wide number of securities within its stated asset class.

The C&S Plan invests in securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of such securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

### Related-Party Transactions

Certain C&S Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the C&S Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the C&S Plan's assets are invested in the Company's common stock. Because the Company is the C&S Plan's sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from ERISA's prohibited transaction rules.

## 2. Summary of Significant Accounting Policies (continued)

### Basis of Accounting

The financial statements of the C&S Plan are prepared using the accrual basis of accounting. Benefit payments are recorded when paid.

### Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

### Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the C&S Plan's net assets available for benefits or its changes in net assets available for benefits.

## 3. Interest in Master Trust

The C&S Plan's investments are held in the Master Trust, which was established for the investment of assets of the C&S Plan and the Savings Plan sponsored by TI (see Note 1). The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2012 and 2011, and the percentage interest the C&S Plan holds in each of the Master Trust accounts are summarized as follows (dollars in thousands):

| | **2012** | | **2011** | |
|---|---|---|---|---|
| | **Master Trust Fair Value** | **C&S Plan Percentage Interest** | **Master Trust Fair Value** | **C&S Plan Percentage Interest** |
| Common/Collective Trusts: | | | | |
| Northern Trust Short Term Investment Fund | **$ 494,707** | **69%** | $ 536,538 | 70% |
| Northern Trust Daily Aggregate Bond Index Fund | **461,573** | **72** | 415,797 | 71 |
| BlackRock Equity Index Fund | **607,464** | **79** | 550,256 | 79 |
| Northern Trust Russell 1000 Value Equity Index Fund | **107,909** | **81** | 90,950 | 80 |
| Northern Trust Russell 1000 Growth Equity Index Fund | **296,661** | **77** | 248,389 | 75 |
| Northern Trust Russell 2000 Equity Index Fund | **206,793** | **79** | 186,122 | 77 |
| BlackRock EAFE (International) Equity Index Fund | **344,370** | **77** | 292,969 | 77 |
| Northern Trust S&P 400 MidCap Fund | **97,107** | **92** | 78,070 | 100 |
| BlackRock LifePath Index Retirement Fund | **116,175** | **70** | 107,994 | 69 |
| BlackRock LifePath Index 2020 Fund | **97,104** | **66** | 84,420 | 66 |
| BlackRock LifePath Index 2030 Fund | **93,751** | **85** | 77,104 | 84 |
| BlackRock LifePath Index 2040 Fund | **58,406** | **89** | 47,919 | 89 |
| BlackRock LifePath Index 2050 Fund | **8,248** | **94** | 4,210 | 95 |
| TI Common Stock | **610,966** | **67** | 639,007 | 66 |
| Registered Investment Company: | | | | |
| Fidelity Puritan Fund-Class K | **90,963** | **97** | 81,615 | 100 |
| Brokerage Window: | | | | |
| Cash and cash equivalents | **71,232** | **68** | 62,806 | 60 |
| Registered investment companies | **52,409** | **64** | 42,266 | 59 |
| Other common stocks | **118,284** | **65** | 92,018 | 64 |
| Other investments | **15,380** | **55** | 10,706 | 54 |
| | **$3,949,502** | | $3,649,156 | |

At December 31, 2012 and 2011, the C&S Plan's portion of the Master Trust assets was approximately 74%, or $2.939 billion, and 74%, or $2.691 billion, respectively.

### 3. Interest in Master Trust (continued)

Net investment gain of the Master Trust accounts for the year ended December 31, 2012, and the C&S Plan's share of net investment gain of each Master Trust account are summarized as follows (dollars in thousands):

| | Master Trust | | | |
|---|---|---|---|---|
| | Net Appreciation in Fair Value of Investments | Interest and Dividends | Net Investment Gain | C&S Plan Share in Net Investment Gain |
| Common/Collective Trusts: | | | | |
| Northern Trust Short Term Investment Fund | $ – | $ 658 | $ 658 | 69% |
| Northern Trust Daily Aggregate Bond Index Fund | 18,240 | – | 18,240 | 71 |
| BlackRock Equity Index Fund | 87,529 | – | 87,529 | 79 |
| Northern Trust Russell 1000 Value Equity Index Fund | 16,036 | – | 16,036 | 80 |
| Northern Trust Russell 1000 Growth Equity Index Fund | 39,138 | – | 39,138 | 76 |
| Northern Trust Russell 2000 Equity Index Fund | 30,664 | – | 30,664 | 78 |
| BlackRock EAFE (International) Equity Index Fund | 53,286 | – | 53,286 | 77 |
| Northern Trust S&P 400 MidCap Fund | 13,899 | – | 13,899 | 97 |
| BlackRock LifePath Index Retirement Fund | 9,508 | – | 9,508 | 70 |
| BlackRock LifePath Index 2020 Fund | 9,529 | – | 9,529 | 66 |
| BlackRock LifePath Index 2030 Fund | 10,495 | – | 10,495 | 85 |
| BlackRock LifePath Index 2040 Fund | 7,347 | – | 7,347 | 89 |
| BlackRock LifePath Index 2050 Fund | 826 | – | 826 | 95 |
| TI Common Stock | 39,291 | 15,665 | 54,956 | 66 |
| Registered Investment Company: | | | | |
| Fidelity Puritan Fund-Class K | 11,546 | – | 11,546 | 99 |
| Brokerage Window: | | | | |
| Cash and cash equivalents | – | 754 | 754 | 68 |
| Registered investment companies | 7,568 | 555 | 8,123 | 64 |
| Other common stocks | 6,536 | 1,252 | 7,788 | 65 |
| Other investments | 1,435 | 163 | 1,598 | 55 |
| | $362,873 | $19,047 | $381,920 | |

The C&S Plan's portion of the net investment gain of the Master Trust was approximately 76%, or $291.6 million, for the year ended December 31, 2012.

**4. Income Tax Status**

The C&S Plan received a determination letter from the Internal Revenue Service (IRS) dated March 22, 2001, stating that the C&S Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the C&S Plan was amended and restated. The C&S Plan is required to operate in conformity with the Code to maintain its qualification. The Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. On January 31, 2011, the Company filed with the IRS a request for a new determination letter for the C&S Plan. That request is still pending.

U.S. GAAP requires the Administration Committee to evaluate uncertain tax positions taken by the C&S Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Administration Committee has analyzed the tax positions taken by the C&S Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The C&S Plan has recognized no interest or penalties related to uncertain tax positions. The C&S Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administration Committee believes it is no longer subject to income tax examinations for years prior to 2009.

## 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

| | December 31 | |
|---|---|---|
| | **2012** | **2011** |
| Net assets available for benefits per the financial statements | **$2,986,322** | $2,734,533 |
| Less benefits payable | **(782)** | (403) |
| Net assets available for benefits per the Form 5500 | **$2,985,540** | $2,734,130 |

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

| | Year Ended December 31 2012 |
|---|---|
| Benefits paid to participants per the financial statements | $219,126 |
| Plus benefits payable at December 31, 2012 | 782 |
| Less benefits payable at December 31, 2011 | (403) |
| Benefits paid to participants per the Form 5500 | $219,505 |

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

# Supplemental Schedule

TI Contribution and 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0289970
Plan #: 092

December 31, 2012

| (a) | (b) Identity of Issue, Borrower, Lessor, or Similar Party | (c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | | | | *(In Thousands)* |
| * | Participants | Loans with interest rates ranging from 2.25% to 10.00% with various maturities | $ – | $44,429 |

* Indicates party-in-interest to the C&S Plan.

EXHIBITS

| Designation of Exhibit in this Report | Description of Exhibit |
|---|---|
| 23 | Consent of Independent Registered Public Accounting Firm |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the C&S Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI CONTRIBUTION AND 401(k) SAVINGS PLAN

By: 

Lita Hodges

Chair, Administration Committee

Date: June 21, 2013

Exhibit 23

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41913) pertaining to the TI Contribution and 401(k) Savings Plan of our report dated June 21, 2013, with respect to the financial statements and supplemental schedule of the TI Contribution and 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Ernst & Young LLP

Dallas, Texas
June 21, 3013